Item 77D0(a) - Policies with respect to security investments.

  On December 21, 2006, Western Asset Emerging Markets Income Fund Inc. (the "Fund") announced that the Board of Directors approved a management recommendation to change the current, non-fundamental investment policy that limited investment in non-dollar-denominated securities to no more than 15% of total assets. Effective January 2, 2007, this investment restriction was removed. Management requested this change to allow the Fund greater flexibility in its investment policies by permitting unrestricted investment in non-dollar-denominated securities.


  Investing in non-dollar-denominated securities involves risks, including the risk that the Fund may be limited in its ability to hedge the value of its non-dollar-denominated investments against currency fluctuations. As a result, a decline in the value of currencies against the dollar will result in a corresponding decline in the dollar value of the Fund's assets. These declines will, in turn, affect the Fund's income and net asset value.